Form 11-K for QWEST COMMUNICATIONS INTERNATIONAL INC /CO/ filed on Mar 30, 1999

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [FEE REQUIRED]

    For the period from November 1, 1998 (inception) through December 31, 1998

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

    For the transition period from _______________ to __________________

    Commission file number 000-22609

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Qwest Communications International Inc. Employee
       Stock Purchase Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Qwest Communications International Inc.
                                700 Qwest Tower
                             555 Seventeenth Street
                             Denver, Colorado 80202
                                 (303) 992-1400




           REQUIRED INFORMATION

The following financial statements for the Qwest Communications International Inc. Employee Stock Purchase Plan are being filed herewith:


Description                                                                            Page No.
-----------
Independent Auditors' Report                                                                  5

Statement of Financial Condition as of December 31, 1998                                      6

Statement of Income and Changes in Plan Equity for the period from November 1, 1998           7
(inception) through December 31, 1998

Notes to Financial Statements                                                                 8

Financial Statement Schedules: Schedules I, II and III are not applicable

The following exhibit is being filed herewith:

Exhibit No.                               Description
-------------        -----------------------------------------------------------

 23                  Consent of Independent Auditors



                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Qwest Communications International
                                  Inc. Employee Stock Purchase Plan
                                  (Name of Plan)

Date:  March 30, 1999             By:   /s/Robert S. Woodruff
                                      -----------------------
                                      Robert S. Woodruff
                                      Chief Financial Officer and
                                        Executive Vice President - Finance

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                              Financial Statements

                    Period from November 1, 1998 (Inception)
                           through December 31, 1998

                  (With Independent Auditors' Report Thereon)

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                          Employee Stock Purchase Plan

                    Period from November 1, 1998 (Inception)
                           through December 31, 1998


                               Table of Contents


                                                                        Page

Independent Auditors' Report                                               5

Statement of Financial Condition -
 December 31, 1998                                                         6

Statement of Income and Changes in Plan Equity -
 Period from November 1, 1998 (Inception) through
 December 31, 1998                                                         7

Notes to Financial Statements -
 December 31, 1998                                                         8

                          Independent Auditors' Report


The Stock Purchase Plan Committee
Qwest Communications International Inc.
Employee Stock Purchase Plan:


We have audited the accompanying statement of financial condition of the Qwest Communications International Inc. Employee Stock Purchase Plan (the "Plan") as of December 31, 1998, and the related statement of income and changes in plan equity for the period from November 1, 1998 (inception) through December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1998 and the income and changes in plan equity for the period from November 1, 1998 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.


KPMG LLP
Denver, Colorado
March 19, 1999

                  QWEST COMMUNICATIONS INTERNATIONAL INC.

                       EMPLOYEE STOCK PURCHASE PLAN

                     Statement of Financial Condition


                               December 31, 1998

                       Assets
                       ------
Common Stock of Qwest Communications International Inc.,
    at fair value (10,562 shares)                                                               $          528,100
Receivable from Qwest Communications International Inc.                                                    602,219
                                                                                                -------------------
               Total assets                                                                     $        1,130,319
                                                                                                ===================
               Total plan equity                                                                $        1,130,319
                                                                                                ===================

See accompanying notes to financial statements.

                  QWEST COMMUNICATIONS INTERNATIONAL INC.
                       EMPLOYEE STOCK PURCHASE PLAN

              Statement of Income and Changes in Plan Equity

    Period from November 1, 1998 (Inception) through December 31, 1998

Additions attributed to:
    Net unrealized appreciation in the fair value of
       Common Stock of Qwest Communications International Inc.                                  $          169,039
    Contributions from participants                                                                        961,280
                                                                                                -------------------
               Net increase in plan equity                                                               1,130,319
Plan equity, beginning of period                                                                                --
                                                                                                -------------------
Plan equity, end of period                                                                      $        1,130,319
                                                                                                ===================
See accompanying notes to financial statements.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                              December 31, 1998
(1)  Description of Plan

   The following description of the Qwest Communications International Inc. Employee Stock Purchase Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   (a)  General

       The Plan is an employee stock purchase plan which allows for participation by all eligible employees of Qwest Communications International Inc. and its subsidiaries (the "Company") within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established November 1, 1998.

       The purpose of the Plan is to provide eligible employees who wish to become stockholders of the Company or who wish to increase their stockholdings in the Company, with an opportunity to purchase shares of the Company's Common Stock, $.01 par value per share ("Common Stock"). Funds used to purchase shares under the Plan are withheld from employee compensation (as defined by the Plan) through payroll deductions. The Common Stock is held by Salomon Smith Barney Inc. (the "Custodian"). The Custodian holds all of the Plan assets and executes all of the Plan's transactions.

       The Plan is administered by the Stock Purchase Plan Committee (the "Committee"), which was established by the Board of Directors of the Company. Under the Plan, 760,000 shares of Common Stock are reserved for issuance pursuant to the terms of the Plan. The current offering under this Plan is in effect for the twenty-seven month period from November 1, 1998 (inception) through January 31, 2001. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

       Any full-time employee of the Company is eligible to participate in the Plan immediately on the employee's date of hire. Also, any part-time employee whose customary employment terms are for more than twenty hours per week and for five months or more in any calendar year may participate in the Plan. An employee may enroll in the Plan beginning the first payroll period for which it is administratively feasible after the eligibility requirements have been satisfied. No employee having a 5% or greater ownership interest in the Company may participate in the Plan.
       As of December 31, 1998, there were 1,409 employees participating in the Plan.

       Participants may not sell, encumber or otherwise transfer any shares of Common Stock purchased under the Plan until after the last day of the sixth month following the month in which the Common Stock was purchased, unless the Committee, in its sole discretion, waives or modifies such restriction. Certificates will not be issued to participants with respect to Common Stock for which the six month holding period has not expired. The participant is responsible for all costs associated with the certification or sale of Common Stock purchased under the Plan.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

                              December 31, 1998
   (b) Contributions

       Participants can authorize a regular payroll deduction of up to 15% of eligible compensation per pay period. Participant deductions are subject to a maximum deduction per employee of $25,000 per year to be applied to the purchase of shares. The maximum number of shares an employee may purchase during an offering period is 20,000 shares. All amounts obtained from payroll deductions under the Plan are used to purchase shares of the Company's Common Stock. The purchase price for a share of Common Stock purchased under the Plan is determined by the Committee, but may not be less than eighty-five percent of the fair value of a share of Common Stock on the last trading day of the month. The purchase date for shares of the Company's Common Stock is the last trading date of each month.

   (c) Payment of Benefits

       The shares of the Company's Common Stock allocated to participants' accounts are held by the Custodian until such shares become fully distributable to the participants or the participant's beneficiary in the event of:

       -  Termination of employment,
       -  Retirement,
       -  Death while an employee,
       -  Discontinuance of the Plan, or
       -  Automatically as soon as administratively feasible on the last day of
       the sixth month   following the last date of purchase under the Plan.

       Distribution of shares is recognized on the settlement date.

(2)  Summary of Accounting Policies
   (a) Basis of Accounting

       The financial statements are prepared using the accrual basis of accounting. Unrealized appreciation/depreciation of assets is determined as the difference between the excess of fair value over cost at period-end and the excess of fair value over cost at the beginning of the Plan period.

   (b) Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from such estimates.

                    QWEST COMMUNICATIONS INTERNATIONAL INC.
                         EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements
                              December 31, 1998

    (c) Investment Valuation

        Investments as of December 31, 1998 are valued at fair value, as measured by the Nasdaq National Market. As of December 31, 1998, there were 10,562 shares in the Plan, at a fair value of $50.00 per share.

    (d) Receivable from Qwest Communications International Inc.

        Receivable from the Company represent amounts withheld from employee compensation which is held by the Company until Common Stock of Qwest Communications International Inc. is issued to the Custodian.

    (e) Administrative Expenses
        Administrative expenses of the Plan are paid by the Company.

(3) Income Tax Status

    The Plan is an employee stock purchase plan under Section 423 of the Code and is not subject to income taxes.

    Gains or losses on sales of Common Stock purchased by a participant pursuant to the Plan must be reported to the Internal Revenue Service by the participant in the year of sale. Gains and losses may be characterized as ordinary or capital as defined by the Code.

(4) Plan Termination

    The Plan and all rights of participants will terminate (i) on the date as of which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan or
    (ii) if earlier, the date as of which the Committee or the Board of Directors of the Company terminates the Plan.

    The Board of Directors, with the consent of shareholders, may elect to extend another offer or, authorize additional shares for this purpose. Upon termination of the Plan, the entire account of each participant will be distributed as soon as practicable.

(5) Net Unrealized Appreciation

    Investment in Common Stock of Qwest Communications International Inc. at fair value and at cost at December 31, 1998 was $528,100 and $359,061, respectively. Net unrealized appreciation in fair value for the period from November 1, 1998 (inception) through December 31, 1998 was $169,039.

(6) Withdrawal Requests

    No shares were distributable to participants due to withdrawal requests or terminations at December 31, 1998.